Exhibit 99.13



CR-2021-000852

CR-2021-000852

IN THE HIGH COURT OF JUSTICE

BUSINESS AND PROPERTY COURTS OF ENGLAND AND WALES

INSOLVENCY AND COMPANIES LIST (ChD)

Before: The Honourable Mr Justice Zacaroli

On 21 May 2021

IN THE MATTER OF HURRICANE ENERGY PLC

AND IN THE MATTER OF THE COMPANIES ACT 2006

ORDER

UPON THE APPLICATION by Part 8 Claim Form (the **Claim Form**) dated 13 May 2021 of Hurricane Energy Plc (company number 05245689) with its registered office at Ground Floor The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey, GU7 2QN (the **Plan Company**).

AND UPON HEARING Mr Tom Smith QC and Mr Matthew Abraham Counsel for the Plan Company, Mr Stephen Robins Counsel for the Committee and certain shareholders of the Plan Company.

AND UPON READING the Claim Form and the witness statements of Richard Paul Chaffe dated 14 May 2021 and 19 May 2021 and the witness statement of Sunjeeve Dinesh Patel dated 13 May 2021 and their exhibits.

AND UPON the Court determining that in this Order the abbreviations, words and phrases shall have the meanings ascribed to them in the Explanatory Statement hereinafter mentioned.

IT IS ORDERED that:

1   The Plan Company has permission to convene two virtual meetings to be held by way of video conference :

     (a)   a single class meeting of the Bondholders (as defined in the Restructuring Plan mentioned below) to be held at 11.00am (London Time) on 11 June 2021; and (the **Bondholder Plan Meeting**)

     (b)   a single class meeting of the Plan Company's members (the **Shareholders**) to be held at 12.00pm (London Time) on 11 June 2021 (the **Shareholder Plan Meeting**),or, if later, as soon as possible thereafter as the Bondholder Plan Meeting shall have been concluded or adjourned

     (together the **Plan Meetings**) in each case for the purpose of considering and, if thought fit, approving (with or without modification) a restructuring plan proposed to be made under Part 26A of the Companies Act 2006 (as defined in the Restructuring Plan hereinafter mentioned)

2   In relation to the provision of notice of the Plan Meetings and the provision of Plan Documents (defined below):

(a)   In relation to Bondholders, as soon as practicable following the date of this Order and in any event by 12pm on 24 May 2021, copies of the notice convening the Bondholder Plan Meeting (the Bondholder **Notice**), the statement required to be furnished pursuant to section 901D of the Companies Act 2006 (the **Explanatory Statement**) and Appendices including the instructions and guidance to Bondholders, Account Holder Letter and the Restructuring Plan (the **Plan Documents**) shall be provided to Lucid Issuer Services Limited (the **Information Agent**) and:

(i)   the Information Agent shall upload the Plan Documents to the Plan Website;

(ii)   the Information Agent shall send a notice to the Clearing Systems for distribution to the Bondholders informing them that the documents are available for viewing on the Plan Website;

(iii)   the Information Agent shall, in addition, ensure that such notice together with the Bondholder Notice is also sent by email to all known Bondholders for whom the Information Agent has an email address.

(b)   In relation to Shareholders:

(i)   as soon as practicable following the date of this Order and in any event by 12pm on 24 May 2021, the Plan Company shall issue a Regulatory News Service announcement giving notice of the Shareholder Plan Meeting (the **Shareholder Notice**) and directing Shareholders to the Plan Company's website for the purposes of accessing the Shareholder Notice and the Plan Documents;

(ii)   as soon as practicable following the date of this Order, the Plan Company shall also send the Shareholder Notice by way of first-class post to Shareholders listed on the Plan Company's register of members as at 5.00 p.m. on the business day prior to the date of the Shareholder Notice with a cover letter inter alia directing the Shareholders to the Plan Company's website for the purposes of accessing the Plan Documents.

3   Copies of the Plan Documents shall be in the form or substantially in the form of the documents shown to and initialled by the Court, together with such amendments which amount to amendments necessary to reflect the fact that the Plan Company will be convening a meeting of the Shareholders to vote on the Restructuring Plan as set out in paragraph 1 of this Order, the correction of typographical errors, the completion of blanks, or other such changes as should appear to the Plan Company's Counsel to be immaterial.

4   Unless the Court orders otherwise, the accidental omission to serve any Bondholders and/or Shareholders with the Bondholder or Shareholder Notice (as appropriate) or the non-receipt of the relevant notice shall not invalidate the proceedings at the Bondholder Plan Meeting or the Shareholder Plan Meeting.

5   In order to vote on the Restructuring Plan:

(a)   In relation to Bondholders:

(i)   Bondholders must either attend the Bondholder Plan Meeting virtually at which it is entitled to vote (with the appropriate documentation as provided in the Explanatory Statement), and vote in person, or may vote by proxy; and

(ii)   in order to vote in person or by proxy, Bondholders must:

(A)   submit Custody Instructions, or ensure that the relevant intermediary submits Custody Instructions, to the relevant Euroclear or Clearstream Account Holder, by no later than 5:00 p.m. (London time) on 8 June 2021 (being the Custody Instructions Deadline); and

(B)   procure that the Account Holder through which the Bondholder holds its interest in the Bonds submits a validly completed Account Holder Letter to the Information Agent by no later than 5:00 p.m. (London time) on 9 June 2021 (being the Voting Instructions Deadline).

(b)   In relation to Shareholders:

(i)   Shareholder must either attend the Shareholder Plan Meeting virtually at which it is entitled to vote (with the appropriate documentation as provided in the Explanatory Statement), and vote in person, or may vote by proxy; and

(ii)   in order to vote in person or by proxy, Shareholders must submit a completed form of proxy (**Form of Proxy**) to the Company by no later than 5:00pm (London time) on 9 June 2021.

6   Subject to paragraph 5 above,

(a)   Bondholders as at 5.00 p.m. (London time) on 9 June 2021 will be entitled to vote at the Bondholder Plan Meeting.

(b)   Shareholders listed on the Plan Company's register of members as at 5:00pm on 9 June will be entitled to vote at the Shareholder Plan Meeting.

7   Anthony Wayne Maris or failing him Richard Paul Chaffe (each a director of the Plan Company and of Ground Floor The Wharf, Abbey Mill Business Park, Lower Eashing, Godalming, Surrey, GU7 2QN) be appointed as chairperson of each Plan Meeting (the **Chairperson**).

8   The Chairperson be responsible for determining, in accordance with the relevant provisions in the Plan Documents, the entitlement of any:

(a)   Bondholder to vote at the Bondholder Plan Meeting based on the Account Holder Letter submitted in respect of each Bondholder and information confidentially provided to the Information Agent by the relevant Clearing System; and

(b)   Shareholder to vote at the Shareholder Plan Meeting.

9   The Chairperson be at liberty to adjourn each Plan Meeting for such period as he shall deem appropriate, provided that if adjourned, the applicable Plan Meeting recommences as soon as reasonably practicable thereafter.

10   Bondholders who have submitted Custody Instructions before the Custody Instructions Deadline, but who have not submitted an Account Holder Letter before the Voting Instructions Deadline, may be permitted to submit an Account Holder Letter to the Chairperson prior to the Bondholder Plan Meeting.

11   The Chairperson will have discretion:

(a)   to accept an Account Holder Letter submitted after the Voting Instructions Deadline but prior to the Bondholder Plan Meeting, but only if he is satisfied that it is validly completed, including that it contains a valid Custody Instruction Reference Number, in respect of all of the Bonds that a Bondholder intends to vote in relation to at the Bondholder Plan Meeting.; and

(b)   to accept a Form of Proxy submitted after the Voting Instructions Deadline but prior to the Shareholder Plan Meeting A Bondholder and/or Shareholder may appoint one person as their proxy, and, if the appointee is not the Chairperson, may provide in the appointment that the appointee may vote in the appointee's absolute discretion. Any person appointed as proxy for a Bondholder and/or Shareholder may attend and speak at the applicable Plan Meeting.

12   The Chairperson shall be entitled to rely on the signature of a completed Account Holder Letter submitted to the Information Agent, including one sent online or by email, as a warranty that the signature has been duly authorised by the relevant Bondholder without further investigation. The Chairperson shall be entitled to rely on the signature of a completed Form of Proxy submitted to the Plan Company, including one sent online or by email, as a warranty that the signature has been duly authorised by the relevant Shareholder without further investigation.

13   For the purposes of voting at the Bondholder Plan Meeting, to determine whether the Bondholders voting at the Bondholder Plan Meeting approve the Restructuring Plan by Bondholders representing 75% in value of those present and voting at the Bondholder Plan Meeting, the claim of each Bondholder will be valued by the Chairperson. The Chairperson will retain overall discretion in this regard, and will act on information available to him from the Plan Company and the Information Agent. The valuation will be for voting purposes only and will not in itself constitute an admission of the existence or amount of a claim and will not bind the Plan Company or the Bondholder concerned for any other purpose.

14   For the purposes of voting at the Shareholder Plan Meeting, to determine whether the Shareholders voting at the Shareholder Plan Meeting approve the Restructuring Plan by Shareholders representing 75% in value of the Shareholders of those present and voting each Shareholder shall have one vote for each share held by such Shareholder as determined by the Chairperson. The Chairperson will retain overall discretion in this regard, and will act on information available to him from the Plan Company and its registrar. The determination will be for voting purposes only and will not in itself constitute an admission of the existence or amount of any shareholding and will not bind the Plan Company or the Shareholder concerned for any other purpose.

15 The Chairperson shall be at liberty to permit, at his discretion, the attendance of persons who are not otherwise entitled to attend and vote at the Plan Meetings, unless an objection is taken by (or by a person appointed to vote by proxy for) a Bondholder and/or a Shareholder entitled to attend and vote at the Plan Meetings, provided that such a person shall not be entitled to speak at the Plan Meetings without the permission of the Chairperson.

16 The Chairperson shall file a report on the Plan Meetings and the voting by 10.00 a.m. (London time) 14 June 2021 (assuming the required statutory majority is obtained at one or more Plan Meeting).

17 The Chairperson and the Plan Company shall have permission to apply to the Court for such further directions on this matter as is considered necessary or appropriate.

18 If the Restructuring Plan is approved at one or more Plan Meeting by the required statutory majority, the Claim Form shall be restored and a further hearing at which the Plan Company shall seek the Court's sanction of the Restructuring Plan shall be listed on 21 June 2021 with a hearing time estimate of 2-3 days with the following further directions:

(a) Any shareholder of the Plan Company that wishes to oppose the sanction of the Restructuring Plan by this Court shall file evidence in opposition including evidence of their shareholding by no later than 4pm on 9 June 2021.

(b) The Plan Company and any Bondholder(s) do file any evidence in reply by 10am on 15 June 2021.

(c) The Plan Company do file a hearing bundle by 4pm on 15 June 2021.

(d) Parties to file skeleton arguments by 10am on 17 June 2021.

19 The Claim Form be adjourned for further hearing.

Service of the order

The Court has provided a sealed copy of this order to the serving party Dentons UK and Middle East LLP at One Fleet Place, London, EC4M 7WS

DATED this 21 day of May 2021

This order, and the transactions to which it relates, are in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Hurricane Energy plc is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.